SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 21, 2019, drawn up in summary form

1.	Date, Time and Venue. On February 21st, 2019, starting at 8:30 a.m., at Panama City, Republic of Panama, at Vía Ricardo J. Alfaro, Business Park, Costa del Este, Torre Oeste, 2nd floor.

2.

Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Vicente Falconi Campos, Cecília Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Carlos Eduardo Klutzenschell Lisboa (alternate), in substitution of the board member Luis Felipe Pedreira Dutra Leite.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.             Ratification of the Composition of the Board of Executive Officers. Considering that on January 1st, 2019, the officers elected at the Board of Directors meeting held on August 7th, 2018, took office, we hereby ratify the composition of the Company's Board of Executive Officers and its term as from January 1st, 2019, until December 31st, 2021, as provided on Exhibit I.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 21st, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Vicente Falconi Campos	/s/ Cecília Sicupira
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Carlos Eduardo Klutzenschell Lisboa	/s/ Letícia Rudge Barbosa Kina Secretary

1

Exhibit I

Composition of the Board of Executive Officers

(unified term as from January 1st, 2019, until December 31st, 2021)

(i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Jean Jereissati, as “Chief Sales and Marketing Officer”; (iv) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (v) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Soft Drinks Officer”; (vi) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (vii) Mr. Paulo Zagman, as “Chief Logistics Officer”; (viii) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (ix) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs and Compliance Officer”; (x) Mr. Fernando Maffessoni, as “Chief of Shared Services and Information Technology Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”.

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer